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                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933

                                               Subject Companies:   Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

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The following materials were released by Kookmin Bank on June 2, 2003.

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        Release by Kookmin Bank of additional information relating to the contemplated merger with Kookmin Credit Card Co.

On June 2, 2003, Kookmin Bank released the following additional information relating to the contemplated merger with Kookmin Credit Card, which was announced on May 30, 2003.


     1. Expected date of approval of Kookmin Bank's board of directors with respect to the merger with Kookmin Credit Card: August 18, 2003

        (a) Pursuant to Article 527-3 of the Korean Commercial Code relating to small-scale mergers, the approval of the merger may be obtained by the board of directors of Kookmin Bank instead of through a meeting of its shareholders.

        (b) The expected date of approval of Kookmin Bank's board of directors is dependent upon receiving regulatory approval and may be subject to change. In the event such event occurs, Kookmin Bank will release additional information at that time.

     2. Record date of shareholders: June 17, 2003

        (a) Pursuant to Article 527-3 of the Korean Commercial Code, if shareholders who hold an aggregate amount of more than 20% of the total number of issued and outstanding shares of Kookmin Bank dissent to the merger with Kookmin Credit Card, a meeting of Kookmin Bank's shareholders must be held for approval of the merger. Shareholders of Kookmin Bank as of the record date will be able to exercise their dissent with respect to the merger. Shareholders of Kookmin Bank who oppose the merger must notify Kookmin Bank its objection in writing within two weeks from the record date.

        (b) On June 2, 2003, advertisements relating to the record date were published in the Dong A Ilbo and Korean Daily News, two major Korean newspapers.

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